Exhibit 99.1

NQ MOBILE INC.

ANNOUNCES PROPOSED OFFERING OF US$150 MILLION CONVERTIBLE SENIOR

NOTES

BEIJING and DALLAS – October 7, 2013: NQ Mobile Inc. (NYSE: NQ), a leading global provider of mobile Internet services (“NQ” or the “Company”), today announced that it proposes to offer up to US$150 million in aggregate principal amount of convertible senior notes due 2018 (the “notes”), subject to market conditions and other factors. The Company intends to grant to the initial purchasers, Morgan Stanley & Co. International plc and Deutsche Bank Securities Inc., a 30-day option to purchase up to an additional US$22.5 million principal amount of notes. The notes will be convertible into NQ’s American depositary shares (“ADSs”), each representing, as of the date of this press release, five Class A common shares of NQ. The notes will mature on October 15, 2018 and may be redeemed by NQ under certain circumstances on or after October 20, 2016. It is also contemplated that holders will have the right to require NQ to repurchase the notes on October 15, 2016 or upon the occurrence of certain fundamental changes. NQ anticipates using the proceeds for general corporate purposes, including working capital needs and potential acquisitions of complementary businesses. The conversion rate and other terms of the notes have not been finalized and will be determined at the time of pricing of the offering.

The notes, the ADSs deliverable upon conversion of the notes and the Class A common shares represented thereby have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), or the securities laws of any other jurisdiction. They may be offered and sold only in a transaction not subject to, or exempt from, registration under the Securities Act and other applicable securities laws. Accordingly, NQ is offering the notes only to qualified institutional buyers (“QIBs”) in reliance on the exemption from registration provided by Rule 144A under the Securities Act.

This press release shall not constitute an offer to sell or a solicitation of an offer to purchase any of these securities, and shall not constitute an offer, solicitation or sale of the notes, the ADSs deliverable upon conversion of the notes or the Class A common shares represented thereby in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful.

This press release contains information about the pending offering of the notes, and there can be no assurance that the offering will be completed.

Safe Harbor Statement

This news release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. All statements other than statements of historical fact in this press release are forward-looking statements and involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These forward-looking statements are based on management’s current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates, but involve a number of unknown risks and uncertainties, Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and actual results may differ materially from the anticipated results. You are urged to consider these factors carefully in evaluating the forward-looking statements contained herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by these cautionary statements.

About NQ Mobile Inc.

NQ Mobile Inc. (NYSE: NQ) is a leading global provider of mobile Internet services. NQ is a mobile security pioneer with proven competency to acquire, engage, and monetize customers globally. NQ’s portfolio includes mobile security and mobile games as well as advertising for the consumer market and consulting, mobile platforms and mobility services for the enterprise market. As of June 30, 2013, NQ maintained a large, global user base of 372 million registered user accounts and 122 million monthly active user accounts through its consumer mobile security business, 87 million registered user accounts and 16 million monthly active user accounts through its mobile games and advertising business and over 1,250 enterprise customers. NQ maintains dual headquarters in Dallas, Texas, USA and Beijing, China. For more information on NQ, please visit http://www.nq.com/.

For further information, please contact:

Investor Relations

NQ Mobile Inc.

Email: investors@nq.com

Phone: +852 3975 2853

    +1 469 310 5280

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